Page 1 of 6 Pages
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                           Gallery of History, Inc.
     ----------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.0005 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   363812108
     ----------------------------------------------------------------------
                                (CUSIP Number)


                           Gallery of History, Inc.
                           3601 West Sahara Avenue
                               Promenade Suite
                           Las Vegas, Nevada 89102
     ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 31, 2008
     ----------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.   363812108                                        Page 2 of 6 Pages

1.  Names of Reporting Persons

        Todd M. Axelrod
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

	PF
-------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

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6.  Citizenship or Place of Organization	United States


    Number of      ------------------------------------------------------------
    Shares             7.   Sole Voting pOWER                        7,135,549
    Beneficially   ------------------------------------------------------------
    Owned By           8.   Shared Voting Power                           -0-
    Each           ------------------------------------------------------------
    Reporting          9.   Sole Dispositive Power                   7,135,549
    Person         ------------------------------------------------------------
    With              10.   Shared Dispositive Power                      -0-

-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
        7,135,549

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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
        87.37%

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14. Type of Reporting Person (See Instructions)
	IN
-------------------------------------------------------------------------------


                                                            Page 3 of 6 Pages

      This Amendment No. 4 amends and supplements the Statement on Schedule 13D dated May 31, 1994, Amendment No. 1 thereto dated December 22, 1994, Amendment No. 2 thereto dated June 25, 1998, and Amendment No, 3 thereto dated December 9, 2005 (collectively, the "Schedule 13D"), relating to the common stock, $.0005 par value per share (the "Common Stock"), of Gallery of History, Inc., a Nevada corporation (the "Company").

Item 5. 	Interest in Securities of the Issuer.

      Item 5 is hereby amended to read as follows:

      (a)(b) As of October 31, 2008, the Reporting Person beneficially owned an aggregate 7,135,549 shares of the Company's Common Stock, evidencing approximately 87.37% of the Company's total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock
owned by the Reporting Person , as described below).   Such shares beneficially
owned by the Reporting Person include an aggregate 5,394,808 shares of Common Stock owned of record by the Reporting Person, and an aggregate 1,740,741 shares of Common Stock issuable upon conversion of an aggregate 1,615,861 shares of the Company's Series A Convertible Preferred Stock owned of record by the Reporting Person. The Reporting Peron has sole voting and dispositive power with respect to such shares.

      As of September 17, 2008, the Reporting Person beneficially owned an aggregate 7,016,943 shares of the Company's Common Stock, evidencing approximately 85.92% of the Company's total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred
Stock owned by the Reporting Person , as described below).   Such shares
beneficially owned by the Reporting Person include an aggregate 5,276,202 shares of Common Stock owned of record by the Reporting Person, and an aggregate 1,740,741 shares of Common Stock issuable upon conversion of an aggregate 1,615,861 shares of the Company's Series A Convertible Preferred Stock owned of record by the Reporting Person. The Reporting Peron has sole voting and dispositive power with respect to such shares.

      As of June 11, 2008, the Reporting Person beneficially owned an aggregate 6,911,341 shares of the Company's Common Stock, evidencing approximately 84.895% of the Company's total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock owned by the Reporting Person , as described below). Such shares beneficially owned by the Reporting Person include an aggregate 5,196,325 shares of Common Stock owned of record by the Reporting Person, and an aggregate 1,715,016 shares of Common Stock issuable upon conversion of an aggregate 1,615,861 shares of the Company's Series A Convertible Preferred Stock owned of record by the Reporting Person. The Reporting Peron has sole voting and dispositive power with respect to such shares.

      As of May 13, 2008, the Reporting Person beneficially owned an aggregate 6,085,787 shares of the Company's Common Stock, evidencing approximately 82.90% of the Company's total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock owned by the Reporting Person , as described below).

                                                             Page 4 of 6 Pages


      Such shares beneficially owned by the Reporting Person include an aggregate 4,370,771 shares of Common Stock owned of record by the Reporting Person, and an aggregate 1,715,016 shares of Common Stock issuable upon conversion of an aggregate 1,615,861 shares of the Company's Series A Convertible Preferred Stock owned of record by the Reporting Person. The Reporting Peron has sole voting and dispositive power with respect to such shares.

      As of January 20, 2006, the Reporting Person beneficially owned an aggregate 5, 927,975 shares of the Company's Common Stock, evidencing approximately 81.86% of the Company's total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred
Stock owned by the Reporting Person , as described below).   Such shares
beneficially owned by the Reporting Person include an aggregate 4,312,114 shares of Common Stock owned of record by the Reporting Person, and an aggregate 1,615,861 shares of Common Stock issuable upon conversion of an aggregate 1,615,861 shares of the Company's Series A Convertible Preferred Stock owned of record by the Reporting Person. The Reporting Peron has sole voting and dispositive power with respect to such shares.


(c)	The following table indicates transactions effectuated by the Reporting
Person with respect to shares of Common Stock of the Company within sixty days of the dates described in Item 5. (a)(b) above:


  Date     Number of Shares          Price             Nature of Transaction
           of Common Stock
  ----     ----------------          -----             ---------------------

10/31/08        15,400               $ .60              Open Market Purchase
10/31/08        28,600               $ .66              Open Market Purchase
10/30/08           400               $ .78              Open Market Purchase
10/30/08        28,500               $ .69              Open Market Purchase
10/23/08         7,000               $ .75              Open Market Purchase
10/15/08         4,000               $ .76              Open Market Purchase
10/08/08             2               $ .78              Open Market Purchase
10/07/08           300               $ .80              Open Market Purchase
10/07/08         7,000               $ .82              Open Market Purchase
10/06/08         7,804               $ .85              Open Market Purchase
10/01/08         1,602               $ .90              Open Market Purchase
10/01/08         9,098               $ .95              Open Market Purchase
09/30/08         3,000               $1.00              Open Market Purchase
09/22/08         2,500               $1.00              Open Market Purchase
09/22/08         3,400               $ .97              Open Market Purchase
09/17/08         8,000               $1.00              Open Market Purchase
09/10/08         3,432               $ .95              Open Market Purchase
09/09/08         1,770               $ .95              Open Market Purchase
09/09/08         1,363               $ .96              Open Market Purchase
09/05/08         5,000               $1.00              Open Market Purchase
09/03/08         1,100               $1.00              Open Market Purchase
08/29/08        25,725*               *                 *



                                                             Page 5 of 6 Pages

  Date     Number of Shares          Price             Nature of Transaction
           of Common Stock
  ----     ----------------          -----             ---------------------

08/26/08         1,500               $1.00              Open Market Purchase
08/19/08         4,891               $1.00              Open Market Purchase
08/18/08         2,061               $1.00              Open Market Purchase
06/11/08       800,000                **                **
06/04/08         3,750               $1.00              Open Market Purchase
06/02/08         7,000               $1.00              Open Market Purchase
05/19/08        14,804               $1.00              Open Market Purchase
05/13/08         4,600               $1.00              Open Market Purchase
03/20/08        17,345               $1.00              Open Market Purchase
03/18/08            33               $1.00              Open Market Purchase
03/17/08           100               $1.00              Open Market Purchase
01/20/06      1,615,861               ***               ***


___________________________________

* Represents additional shares of Common Stock issuable upon conversion of outstanding shares of Series A Convertible Preferred Stock as a result of an increase in the liquidation value as a result of accrued and unpaid dividends on such Preferred Stock.

** Represents shares of Common Stock issued upon conversion of $1,000,000 principal amount of debt owed by the Company to the Reporting Person at a conversion price of $1.25 per share.

*** Represents shares of Common Stock issuable upon conversion of 1,615,861 shares of Series A Convertible Preferred Stock. On January 20, 2006, the Company held a special meeting of stockholders and approved converting $3,231,722 of debt owned to the Reporting Person into 1,615,861 shares of Series A Convertible Preferred Stock.








                                   Signatures
                                   ----------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 16, 2008


                                                 /s/ Todd M. Axelrod
                                                 -------------------
                                                 Todd M. Axelrod